UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of   September 2006

Commission File Number 0-29586

 ENERNORTH INDUSTRIES INC.

1 King Street West, Suite 1502, Toronto, Ontario, M5H 1A1, Canada
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F X   Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes     No X

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7)

Yes     No X

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes     No X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3- 2(b):
82- _________

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ENERNORTH INDUSTRIES INC.

Date: September 28, 2006          By:____”Sandra J. Hall”____ ______
Sandra J. Hall,
President, Secretary & Director

EnerNorth Industries Inc.

Management's Discussion & Analysis of Financial Condition and Operating Results

The following discussion and analysis of EnerNorth Industries Inc. ("EnerNorth" or the "Company") should be read in conjunction with the Company’s Audited Consolidated Financial Statements for the fiscal years ended June 30, 2006, 2005 and 2004 and notes thereto. This Management Discussion and Analysis is dated September 26, 2006. Unless otherwise indicated, the following discussion is based on Canadian dollars and presented in accordance with Canadian Generally Accepted Accounting Principles ("GAAP").

Certain statements contained herein constitute "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 (the "Reform Act"), which reflect the Company's current expectations regarding the future results of operations, performance and achievements of the Company. The Company has tried, wherever possible, to identify these forward-looking statements by, among other things, using words such as "anticipate," "believe," "estimate," "expect" and similar expressions. These statements reflect the current beliefs of management of the Company, and are based on current available information. Accordingly, these statements are subject to known and unknown risks, uncertainties and other factors which could cause the actual results, performance or achievements of the Company to differ materially from those expressed in, or implied by, these statements. (See the Company’s Annual Information Form and Annual Form 20 F for Risk Factors. The Company's public filings can be accessed and viewed through the Company's website, www.enernorth.com under the heading "Investor Relations", and by clicking on "Corporate Filings". A link to the Company's Canadian Securities Commissions filings can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com, and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov. The Company is not obligated to update or revise these "forward-looking" statements to reflect new events or circumstances unless required by securities law.

Certain measures in this Management Discussion and Analysis do not have any standardized meaning as prescribed by Canadian generally accepted accounting principles such as netback and other production figures and therefore are considered non-GAAP measures. Therefore these measures may not be comparable to similar measures presented by other issuers. These measures have been described and presented in order to provide shareholders and potential investors with additional information regarding the Company’s liquidity and its ability to generate funds to finance its operations.

Disclosure Controls and Procedures. The Chief Executive Officer and the Chief Financial Officer have evaluated the effectiveness of EnerNorth’s disclosure controls and procedures as of June 30, 2006 and have concluded that such disclosure controls and procedures were effective.

OVERVIEW

The Company is a corporation amalgamated under the laws of the Province of Ontario and is provincially registered in the Provinces of Alberta, British Columbia and Newfoundland. The Company’s primary activities are investment in, exploration and development and production of oil and gas.

On March 31, 2006 the Company acquired from two arm’s length parties 100% of the issued and outstanding shares of Sawn Lake Resources Ltd., a private Alberta corporation (“Sawn Lake”) with producing oil and natural gas assets located in the Canadian provinces of Saskatchewan and Alberta, for consideration of CDN$2,351,608. The purchase price was satisfied by a cash payment of $2,126,608 and the delivery of 103,212 common shares of the Company issued at a price of CDN $2.18 per share. The allocation of the purchase price was as follows:

Current assets	23,673
Oil and gas assets	3,235,319
Payables	(21,167)
Future income tax	(859,798)
Site restoration liabilities	(26,419)
Net assets acquired	2,351,608

On May 31, 2006 the Company acquired from two arm’s length parties 100% of the issued and outstanding shares of Great Northern Oil & Gas Inc., a private Alberta corporation (“Great Northern Oil”) with producing oil and natural gas assets located in the Canadian provinces of Saskatchewan and Alberta, for consideration of CDN $2,150,212. The purchase price was satisfied by a cash payment of $1,750,210; the delivery of 94,788 common shares of the Company issued at a price of CDN $2.11 per share; and a CDN$200,000, 5% secured convertible debenture. The allocation of the purchase price was as follows:

Current assets	54,493
Oil and gas assets	2,850,301
Payables	(71,785)
Future income tax	(656,683)
Site restoration liabilities	(26,114)
Net assets acquired	2,150,212

On June 30, 2006 Sawn Lake and Great Northern Oil, amalgamated under the Alberta Business Corporations Act to form a new entity named Great Northern Oil & Gas Inc. (“Great Northern”).

Through its wholly owned subsidiary EPS Karnataka Power Corp. (“EPS Karnataka”) a company incorporated in Ontario the Company owns a 97% interest at June 30, 2006 (45% at the date of this Management Discussion and Analysis) in Euro India Power Canara Limited (“EIPCL”) a company incorporated in India. Effective June 1, 2006 the Company incorporated CanPower Development Corp., (“CanPower”) a wholly owned subsidiary incorporated under the Companies Act, Cap 308 of the Laws of Barbados to develop power projects globally.

Effective February 1, 2005 the Company divested of its interest in M&M Engineering Limited (“M&M”) for cash proceeds of CDN$7,361,999. The transaction was a sale of 100% of the common shares and 100% of the preferred shares of M&M held by the Company. Prior to closing, the Company retracted preferred shares of M&M for Cdn $1,000,000 cash and M&M assigned to the Company 100% of 10915 Newfoundland Limited, a Newfoundland and Labrador company (“10915 Newfoundland”), and 100% of 11123 Newfoundland Limited, a Newfoundland and Labrador company (“11123 Newfoundland”). Each of 10915 Newfoundland and 11123 Newfoundland owned a portion of the facilities located in Port aux Basques, Newfoundland and Labrador. For the purpose of financial presentation, the operations of M&M and its subsidiaries have been accounted for as discontinued operations.

Effective June 29, 2005 the Company sold its 100% interest in 10915 Newfoundland and 11123 Newfoundland for cash proceeds of CDN$175,000.

The audited consolidated financial results for the twelve month periods ending June 30, 2006, June 30, 2005 and June 30, 2004 include the accounts of the Company as well as an investment in Konaseema Gas Power Limited (“KGPL”) a company incorporated in India that is developing a power project in Andhra Pradesh, India, and investments in marketable securities,. EPS Karnataka, CanPower and EIPCL.

The consolidated financial statements have been prepared on the basis of a “going concern”, which contemplates that the Company will be able to realize assets and discharge liabilities in the normal course of business.

The Company’s ability to continue as a “going concern” is dependent upon the enforceability of the Oakwell Claim (See Note 18 of the Company’s Audited Consolidated Financial Statements) and the Company’s ability to fund its operations and legal costs from internal or external sources. If the application of the Judgment becomes enforceable in Canada, then there would be a material and adverse impact on the Company’s financial condition and the Company may be required to sell certain assets to satisfy the judgment. The Company’s consolidated financial statements do not include any adjustments to the amounts and classification of assets and liabilities that might be necessary should the Company not be able to continue in the normal course of operations. If the “going concern” assumption is not appropriate for the consolidated financial statements then adjustments may be necessary to the carrying value of assets and liabilities, the reported revenues and expenses, and the balance sheet classifications used.

RISKS AND UNCERTAINTIES

The Company’s oil and gas operations are located in Alberta, British Columbia, Saskatchewan and Ontario, Canada. The Company’s financial results are influenced by its business environment. Risks include, but are not limited to: crude oil and natural gas prices; cost to find, develop, produce and deliver crude oil and natural gas; demand for and ability to deliver natural gas; government regulations and cost and availability of capital The Company’s producing wells are subject to varying levels of decline and unavoidable changes in operating conditions in facilities operated by third parties and weather conditions. The Company’s production revenue is subject to commodity price fluctuations over which the Company has no control. Some of the business risks could include:

•	volatility in market prices for oil and natural gas;
•	reliance on third party operators;
•	ability to find or produce commercial quantities of oil and natural gas;
•	liabilities inherent in oil and natural gas operations;
•	dilution of interests in oil and natural gas properties;
•	uncertainties associated with estimating oil and natural gas reserves;
•	new prospects and exploration activities may have inherent risks;
•	competition for, among other things, financings, acquisitions of reserves, undeveloped lands and skilled personnel;
•   governmental regulation and environmental legislation; and
•	weather conditions..

Market Risk

Market risk represents the risk of loss that may impact the financial position, results of operations, or cash flows of the Company due to adverse changes in financial market prices, including interest rate risk, foreign currency exchange rate risk, commodity price risk, and other relevant market or price risks. The Company does not have activities related to derivative financial instruments or derivative commodity instruments. The Company does hold a portfolio of equity securities. These securities are susceptible to equity markets risk.

The oil and gas industry is exposed to a variety of risks including but not limited to the uncertainty of finding and recovering new economic reserves, the performance of hydrocarbon reservoirs, securing markets for production, commodity prices, interest rate fluctuations, potential damage to or malfunction of equipment and changes to income tax, royalty, environmental or other governmental regulations.

We mitigate these risks to the extent we are able by:

•	utilizing competent, professional consultants as support teams to company staff;

•	Joint venturing with respected industry participants;

•	performing careful and thorough geophysical, geological and engineering analyses of prospects;

•	maintaining adequate levels of property liability and business interruption insurance;

•	focusing on a limited number of core properties; and

•	Engaging professional third party engineers with proven expertise and respected reputations to evaluate Company reserves.

We are exposed to commodity price risks, credit risk and foreign currency exchange rates.

Commodities Price Risk

Our financial condition, results of operations and capital resources are highly dependent upon the prevailing market prices of oil and natural gas. These commodity prices are subject to wide fluctuations and market uncertainties due to a variety of factors that are beyond our control. Factors influencing oil and natural gas prices include the level of global demand for crude oil, the foreign supply of oil and natural gas, the establishment of and compliance with production quotas by oil exporting countries, weather conditions which determine the demand for natural gas, the price and availability of alternative fuels and overall economic conditions. It is impossible to predict future oil and natural gas prices with any degree of certainty. Sustained weakness in oil and natural gas prices may adversely affect our financial condition and results of operations, and may also reduce the amount of oil and natural gas reserves that we can produce economically. Any reduction in our oil and natural gas reserves, including reductions due to price fluctuations, can have an adverse affect on our ability to obtain capital for our development activities. Similarly, any improvements in oil and natural gas prices can have a favorable impact on our financial condition, results of operations and capital resources. If natural gas prices were to change by US$0.50 per mcf, the impact on our earnings and cash flow would be approximately $44,020. If natural gas liquid prices were to change by US$1.00 per bbl, the impact on our earnings and cash flow would be approximately $3,862. If the oil price were to change by US$1.00 per bbl, the impact on our earnings and cash flow would be approximately $4,764.

Credit Risk

In addition to market risk, our financial instruments involve, to varying degrees, risk associated with trade credit and risk associated with operatorship of joint venture properties as well as credit risk related to our customers and trade payables. All of our accounts receivable and advances are with customers or joint venture partners and are subject to normal industry credit risk.

We do not require collateral or other security to support financial instruments nor do we provide collateral or security to counterparties. Currently, we do not expect non-performance by any counterparty although there can be no assurance that performance will occur.

Foreign Exchange Risk

The Oakwell Claim is priced in US dollars and costs are priced in Singapore dollars and the Company tends to carry a nominal balance of currency carried in US dollars. These US and Singapore denominated balances are susceptible to changes in the exchange rate between Canada and the US and Canada and Singapore. If the Canadian foreign exchange rate were to appreciate 10% versus all foreign currencies then the impact on our earnings would be an increase of $669,084. Assuming the Oakwell Claim is not realized during the current fiscal year then the impact on our cash flow would be nil. If the Canadian foreign exchange rate were to depreciate 10% versus all foreign currencies then the impact on our earnings would be a decrease of $735,992. Assuming the Oakwell Claim is not realized during the current fiscal year then the impact on our cash flow would be nil.

Interest Rate Risk

Interest rate risk exists principally with respect to our cash invested in short term investments that bears interest at floating rates. At June 30, 2006, we had a short term loan with a floating interest rate of $322,469 and nil invested in money market funds which bear interest at floating rates. If interest rates were to change by one full percentage point, the net impact on our earnings would be approximately $3,225 and the net impact on our cash flow would be approximately $3,225.

Sensitivities	Estimated 2006 impact on:
	Net Earnings	Cash Flow

Natural Gas - US$0.50/mcf change	$44,020	$44,020

Natural Gas Liquids - $1.00/bbl change	$3,862	$3,862

Crude oil - $1.00/bbl change	$4,764	$4,764

Foreign Exchange — 10% appreciation in the Canadian dollar	$669,084	$0	(1)

Foreign Exchange — 10% depreciation in the Canadian dollar	$(735,992)	$0	(1)

Interest rate - 1% change	$3,225	$3,225

(1) Assuming the KGPL asset and the Oakwell Claim are not realized during the current fiscal year.

OVERALL PERFORMANCE

The Company’s overall performance for the twelve months ended June 30, 2006 can be highlighted by the following: The Company's gross oil and gas revenue of $1,169,988 for the twelve month period ending June 30, 2006 increased by 24% from $946,655 for the comparative twelve month period ending June 30, 2005. During the twelve month period ending June 30, 2006, commodity prices increased by 29% to an average of $55.99 per boe compared to $43.37 per boe for the twelve month period in 2005. Average production volumes decreased 5% to 57 boe/d compared to 60 boe/d for the same twelve month period in 2005. For the twelve month period revenue growth was driven by increases in commodity prices partially offset by lower production volumes.

Net loss from continuing operations increased 37% to $3,008,745 for the twelve month period ended June 30, 2006 compared to a net loss of $2,197,746 for the twelve month period ending June 30, 2005. The increase in net loss from continuing operations was primarily caused by the write down of oil and gas interests, write down of securities and costs related to the Oakwell Claim. These costs were partially offset by the gain on sale of marketable securities (See “Critical Accounting Estimates - Oakwell Claim” below).

Select Financial Information
EnerNorth Industries Inc.
Presented Pursuant to Canadian Generally Accepted Accounting Principles
(Canadian $, Except Per Share Data) (Audited)
	As of and for the Twelve Month Period Ended June 30,
	2006(1)(2)	2005(1)(2)	2004(1)(2)
Financial Information:
Oil and gas revenue	$ 1,169,988	$ 946,655	$ 765,941
Less: royalties	189,720	201,172	106,485
Net revenue	980,268	745,483	659,456

Net loss from operations before discontinued operations	(3,008,745)	(2,197,746)	(3,845,606)
Income and gain on disposition of discontinued operations (2)	-	2,034,997	1,627,664
Net loss for the year	(3,008,745)	(162,749)	(2,217,942)
Net loss from continuing operations per share	$(0.73)	$(0.54)	$(0.95)
Net loss per share	$(0.73)	$(0.04)	$(0.55)
Total assets	15,198,471	15,708,656	23,262,596
Total financial liabilities	10,656,314	8,632,418	16,097,577
OPERATIONS:
Average Daily Production
Natural gas (mcf per day)	216	239	214
Natural gas liquids (bbls per day)	9	10	7
Crude oil (bbls per day)	12	11	5
Total (boe per day)	57	60	48
Average Commodity Prices
Natural gas ($/mcf)	$9.08	$ 6.86	$ 6.65
Natural gas liquids ($/bbl)	$48.05	$ 39.34	$ 29.16
Crude oil ($/bbl)	$67.01	$ 55.46	$ 37.61
Total ($/boe)	$55.99	$ 43.37	$ 38.16

Royalties
Natural gas ($/mcf)	$1.38	$ 1.52	$ 1.04
Natural gas liquids ($/bbl)	$11.27	$ 11.39	$ 6.24
Crude oil ($/bbl)	$9.68	$ 7.68	$ 4.61
Total royalties ($/boe)	$9.08	$ 9.22	$ 6.09
Production costs
Natural gas ($/mcf)	$3.28	$ 2.94	$ 2.93
Natural gas liquids ($/bbl)	$8.22	$ 6.84	$ 15.24
Crude oil ($/bbl)	$25.19	$ 31.20	$ 12.31
Total production costs ($/boe)	$18.90	$ 18.32	$ 16.72
Netback by Product
Natural gas ($/mcf)	$4.42	$ 2.40	$ 2.68
Natural gas liquids ($/bbl)	$28.56	$ 21.11	$ 7.68
Crude oil ($/bbl)	$32.14	$ 16.58	$ 20.69
Netback ($/boe)	$28.01	$ 15.83	$ 15.35
____________________

(1)	Selected Financial Data should be read in conjunction with the discussion below and “Critical Accounting Principles and Critical Accounting Estimates” below.
(2)During fiscal 2005 the Company sold its interests in M&M Engineering Limited (“M&M”). As a result the Industrial & Offshore Division has been treated as discontinued operations for accounting purposes, and prior years' statements of operations have been restated.

OPERATING RESULTS

Fiscal 2006 versus Fiscal 2005 and Fiscal 2005 versus Fiscal 2004

Production Volumes. For the twelve month period ending June 30, 2006 average production volumes decreased 5% to 57 boe/d compared to 60 boe/d for the same twelve month period in 2005. Decreases were primarily related declining production from the Company’s Sibbald property, Alberta and the shutin of a well in the Kaybob area of Alberta pending rerouting of production and the shut in of a well in the Bigstone area of Alberta. Offsetting these production decreases were three months of production from the Company’s Sawn acquisition and one months operating results from the Company’s Great Northern Oil acquisition.

For the twelve month period ending June 30, 2006 average gas production decreased 10% to 216 mcf/d compared to 239 mcf/d for the same twelve month period in 2005. Decreased gas production was primarily a result of production declines from Sibbald, Alberta and the temporary shut in of a well in the Kaybob area of Alberta pending rerouting of production and the shut in of a well in the Bigstone area of Alberta.

For the twelve month period ending June 30, 2006 average natural gas liquids production decreased 10% to 9 bbls/d compared to 10 bbls/d for the same twelve month period in 2005. Decreases in natural gas liquids for the twelve month period ending June 30, 2006 was primarily attributed to the shut in of a well pending production rerouting, both of which are located in the Kaybob area of Alberta.

For the twelve month period ending June 30, 2006 average oil production increased 9% to 12 bbls/d compared to 11 bbls/d for the same twelve month period in 2005. Increased oil production was due to production increases from the Company’s Farrow property, Alberta.

For the twelve month period ending June 30, 2005 average production volumes increased 25% to 60 boe/d compared to 48 boe/d for the same twelve month period in 2004. Overall increases were due to new production sources from the Company’s Farrow, Sibbald and Olds-Davey properties located in Alberta Canada.

For the twelve month period ending June 30, 2005 average gas production increased 12% to 239 mcf/d compared to 214 mcf/d for the same twelve month period in 2004. Increased gas production was due to additions from the Company’s Sibbald and Olds-Davey properties, Alberta.

For the twelve month period ending June 30, 2005 average natural gas liquids production increased 43% to 10 bbls/d compared to 7 bbls/d for the same twelve month period in 2004.

For the twelve month period ending June 30, 2005 average oil production increased 120% to 11 bbls/d compared to 5 bbls/d for the same twelve month period in 2004. Increased oil production was due to additions from the Company’s Farrow and Sibbald properties, Alberta.

Commodity Prices. During the twelve month period ending June 30, 2006, commodity prices increased by 29% to an average of $55.99 per boe compared to $43.37 per boe for the twelve month period in 2005. These price increases reflect general price increases in the respective commodities.

Average gas prices per mcf increased by 32% to $9.08 during the twelve month period ending June 30, 2006 compared to $6.86 per mcf for the twelve month period ending June 30, 2005.

Average natural gas liquids prices per barrel increased by 22% to $48.05 during the twelve month period ending June 30, 2006 compared to $39.34 per barrel for the twelve month period ending June 30, 2005.

Average oil prices per barrel increased by 21% to $67.01 during the twelve month period ending June 30, 2006 compared to $55.46 per barrel for the twelve month period ending June 30, 2005.

During the twelve month period ending June 30, 2005, commodity prices increased by 14% to an average of $43.37 per boe compared to $38.16 per boe for the twelve month period in 2004. These price increases reflect the general price increase in the respective commodities in the market.

Average gas prices per mcf increased by 3% to $6.86 during the twelve month period ending June 30, 2005 compared to $6.65 per mcf for the twelve month period ending June 30, 2004.

Average natural gas liquids prices per barrel increased by 35% to $39.34 during the twelve month period ending June 30, 2005 compared to $29.16 per barrel for the twelve month period ending June 30, 2004.

Average oil prices per barrel increased by 47% to $55.46 during the twelve month period ending June 30, 2005 compared to $37.61 per barrel for the twelve month period ending June 30, 2004.

Gross oil and gas revenue. The Company's gross oil and gas revenue of $1,169,988 for the twelve month period ending June 30, 2006 increased by 24% from $946,655 for the comparative twelve month period ending June 30, 2005. For the twelve month period revenue growth was driven by increases in commodity prices partially offset by lower production volumes.

The Company's gross oil and gas revenue of $946,655 for the twelve month period ending June 30, 2005 increased by 24% from $765,941 for the comparative twelve month period ending June 30, 2004. Revenue growth was driven by both production increases and increases in commodity prices. Production increases stemmed primarily from re-completed wells in the Sibbald area, commencement of production from previously drilled gas wells in the Olds-Davey area and the remedial work completed on an oil well in the Farrow area.

Royalties. Royalties decreased by 6% to $189,720 for the twelve month period ending June 30, 2006 compared to $201,172 for the twelve month period ended June 30, 2005. For the twelve month period royalties decreased by 2% to $9.08 per boe compared to $9.22 per boe in 2005.

Royalties increased by 89% to $201,172 for the twelve month period ending June 30, 2005 compared to $106,485 for the twelve month period ended June 30, 2004. Increased royalties were a result of increased production volumes primarily from the Company’s Farrow, Olds-Davey and Sibbald properties along with increased commodity prices. Royalties increased by 51% to $9.22 per boe for the twelve month period ending June 30, 2005 compared to $6.09 per boe in 2004.

Net Revenue. The Company’s net revenues for the twelve month period ending June 30, 2006 increased by 31% to $980,268 compared to $745,483 for the comparative twelve month period ending June 30, 2005.

The Company’s net revenues for the twelve month period ending June 30, 2005 increased by 13% to $745,483 compared to $659,456 for the comparative twelve month period ending June 30, 2004.

Operating and transportation. Operating and transportation costs were $394,863 for the twelve month period ending June 30, 2006, 1% lower than operating and transportation costs of $399,795 during the comparable twelve month period in 2005. Lower costs were a result of decreased production volumes. During the twelve month period ended June 30, 2006 production costs per boe were 3% higher at $18.90 per boe compared to $18.32 per boe during the same period in 2005.

Operating and transportation costs were $399,795 for the twelve month period ending June 30, 2005, 37% higher than operating and transportation costs of $292,275 during the comparable twelve month period in 2004. Higher production expenses were a result of increased production volumes and increased operations primarily on the Company’s Sibbald, Olds/Davey and Farrow, Alberta properties. During the year ended June 30, 2005 production cost per boe increased by 10% to $18.32 per boe compared to $16.72 per boe during 2004.

Depletion and Accretion. For the twelve month period ending June 30, 2006, depletion and accretion expense was $729,856, 6% higher compared to $691,539 for the twelve month period in 2005. The increased depletion and accretion was a result of a higher value of properties in the depletion pool.

For the twelve month period ending June 30, 2005, depletion and accretion expense was $691,539, 51% higher compared to $458,230 for the twelve month period in 2004. The increased depletion and accretion was a result of higher production volumes and a higher value of properties in the depletion pool.

Administrative Expenses. Administrative expenses of $2,198,024 for the twelve month period ending June 30, 2006 were 1% lower than administrative expenses of $2,221,343 the previous year. The primary component of administrative expenses for the twelve month period ending June 30, 2006 was related to litigation expenses of $924,635 versus $982,912 for the previous 12 month period ending June 30, 2005. The Company also accrued an expense of $3,736 for stock option expense during the fiscal 2006.

Administrative expenses of $2,221,343 for the twelve month period ending June 30, 2005 were 16% higher than administrative expenses of $1,921,385 the previous year. The primary component of administrative expenses for the twelve month period ending June 30, 2005 was related to litigation expenses of $982,912 versus $889,614 for the previous 12 month period ending June 30, 2004. The Company also accrued an expense of $149,109 for stock option expense during the current fiscal year.

Foreign Exchange. For the twelve month period ending June 30, 2006 the gain on foreign exchange was $330,816 compared to a foreign exchange gain of $539,836 for the twelve month period in 2005. The foreign exchange gain during the periods in fiscal 2006 and fiscal 2005 was partially attributed to the appreciation in the Canadian dollar relating to the Oakwell Claim. This gain was partially offset by a foreign exchange loss relating to Company’s investment in KGPL.

For the twelve month period ending June 30, 2005 the gain on foreign exchange was $539,836 compared to a foreign exchange loss of $24,070 for the twelve month period in 2004. The foreign exchange gain during fiscal 2005 related to appreciation in the Canadian dollar relating to the Oakwell Claim. This gain was partially offset by a foreign exchange loss relating to Company’s investment in KGPL.

Oakwell Claim. For the twelve month period ending June 30, 2006 the provision on the Oakwell Claim increased by $403,051 versus $712,349 for the twelve month period ending June 30, 2005. The increase related to accrued interest and court awarded costs on the Singapore Judgment.

For the twelve month period ending June 30, 2005 the provision on the Oakwell Claim increased by $712,349 versus $2,015,681 for the twelve month period ending June 30, 2004. The increase related to accrued interest and court awarded costs on the Singapore Judgment (See “Critical Accounting Estimates - Oakwell Claim” below).

Interest income. For the fiscal year ending June 30, 2006 interest income was $69,765, 77% lower compared to $305,836 for the comparable twelve month period in 2005. Interest income was related to interest earned on cash held in short term investments however in 2005 the Company also accrued interest on the Company’s KGPL investment.

For the twelve months ending June 30, 2005 interest income was $305,836, 63% higher compared to $187,440 for the comparable twelve month period in 2004. The increase in interest income was related to interest payments received on the Company’s KGPL investment as well as interest on cash held in short maturity investments.

Gain on sale of inactive subsidiaries. Gain on sale of inactive subsidiaries represents the net proceeds on the properties located in Port aux Basques Newfoundland. Effective June 29, 2005, the Company sold these properties to a third party for cash proceeds of $175,000.

Income from marketable securities. At June 30, 2006 the Company held a portfolio of marketable securities, which contains a portion of oil and gas related trust units. These trust units have a fixed yield distribution to owners of the units. For the twelve month period ending June 30, 2006 the Company earned $234,072 in cash distributions from trust units versus $49,916 for the previous twelve month period in 2005. During 2004 the Company earned Nil in cash distributions from trust units.

Gain on sale of marketable securities. For the twelve month period ending June 30, 2006 the Company sold a portion of its portfolio of marketable securities resulting in a gain on disposition of $1,538,146 compared to $9,775 for the same twelve month period in 2005.

For the twelve month period ending June 30, 2005 the Company sold a portion of its portfolio of marketable securities resulting in a gain on disposition of $9,775 compared to $16,470 for the same twelve month period in 2004.

Write down of marketable securities. Marketable securities are valued at the lower of cost or market on a portfolio basis. At June 30, 2006 the cost of the Company’s marketable securities was greater than market value and as a result a provision of $193,461 was applied compared to Nil for the twelve month period ended June 30, 2005.

Write down of oil and gas interests. In applying the full cost method, the Company performs an annual impairment test (“ceiling test”) which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated fair market value of future net revenues from proved and probable oil and gas reserves, as determined by independent engineers, based on sales prices achievable under forecast prices and posted average reference prices in effect at the end of the year and forecast costs, and after deducting estimated future production related expenses, future site restoration costs and income taxes. As a result of applying the aforementioned test at June 30, 2006 the Company recorded a provision of $2,692,748. No provision was applied for the same fiscal periods ending 2005 or 2004.

Current and Future Income Taxes. During the twelve month period ended June 30, 2006 a net future income tax benefit of $457,159 was recognized compared to a net future income tax charge of Nil for the twelve month period ended June 30, 2005. On March 31, 2006 and May 31, 2006 the Company assumed a future tax liability of $859,798 and $656,682 respectfully on the acquisition of Sawn Lake and Great Northern Oil. As a result of the liability assumed the Company recorded an income tax benefit. During the twelve month period ended June 30, 2005 a net future income tax charge of Nil was recognized compared to a net future income tax charge of Nil for the twelve month period ended June 30, 2004. During the current and previous year a future tax recovery was absorbed by an increase in the valuation allowance. During fiscal 2006 the statutory tax rate was 36.22% versus 36.12% in 2005.

Net loss from continuing operations. Net loss from continuing operations increased 37% to $3,008,745 for the twelve month period ended June 30, 2006 compared to a net loss of $2,197,746 for the twelve month period ending June 30, 2005. The net loss from continuing operations was primarily caused by the write down of oil and gas interests, write down of marketable securities and costs related to the Oakwell Claim. These costs were partially offset by the gain on sale of marketable securities.

Net loss from continuing operations decreased 43% to $2,197,746 for the twelve month period ended June 30, 2005 compared to a net loss of $3,845,606 for the twelve month period ending June 30, 2004. Net loss from continuing operations was significantly higher in the previous year due to a $2,015,681 provision for the Oakwell Claim (See Critical Accounting Estimates - Oakwell Claim, below).

Net income from discontinued operations. Net income from discontinued operations resulted from the Company’s disposition of its Industrial & Offshore Division, which was sold February 1, 2005. Net income from discontinued operations was Nil for the twelve month period ended June 30, 2006 compared to $317,351 for the twelve month period ended June 30, 2005. On disposition of the operations of the Industrial & Offshore Division the Company recorded a gain of $1,717,646.

Net income from discontinued operations decreased 81% to $317,351 for the twelve month period ended June 30, 2005 compared to $1,627,664 for the twelve month period ended June 30, 2004.

Net loss. As a result of the above factors the net loss was $3,008,745 for the twelve month period ending June 30, 2006 compared to a loss of $162,749 for the comparable twelve month period ending June 30, 2005.

As a result of the above factors the net loss was $162,749 for the twelve month period ending June 30, 2005 compared to a loss of $2,217,942 for the comparable twelve month period ending June 30, 2004.

Net loss from continuing operations per share and net loss per share. Net loss from continuing operations per share for the twelve month period ending June 30, 2006 increased to $0.73 per share from $0.54 per share for the same twelve month period 2005. Net loss per share for the twelve month period ending June 30, 2006 increased to $0.73 per share compared to a net loss of $0.04 per share for the same twelve month period 2005. Fully diluted loss per share and fully diluted loss per share from continuing operations are not presented as they are antidilutive.

Net loss from continuing operations per share for the twelve month period ending June 30, 2005 decreased by 43% to $0.54 per share from $0.95 per share for the same twelve month period 2004. Net loss per share for the twelve month period ending June 30, 2005 decreased 93% to $0.04 per share compared to a net loss of $0.55 per share for the same twelve month period 2004.

Capital Expenditures. Capital expenditures totaled $7,160,176 for the twelve months of fiscal 2006 compared to $1,001,743 for the twelve months of fiscal 2005. During the twelve month period ending June 30, 2006 the Company’s primary expenditures related to drilling and completion costs of $2,410,430 for the Buick Creek lands, British Columbia, and cash acquisition costs related to the Sawn Lake and Great Northern Oil acquisition of $2,351,608 and $2,150,212 respectively.

Capital expenditures totaled $1,001,743 for the twelve months of fiscal 2005 compared to $1,740,154 for the twelve months of fiscal 2004. During the twelve month period ending June 30, 2005 the Company’s primary expenditures related to acquisition costs of $279,765 for the Buick Creek lands, British Columbia, drilling and completion costs of approximately $85,242 for the Doe Property, Alberta, $273,969 in tie-ins at Olds/Davey, Alberta, and $73,360 in re-completions in the Sibbald area of Alberta.

4

 SUMMARY OF QUARTERLY RESULTS

	Fiscal 2006-Unaudited				Fiscal 2005 - Unaudited
	June 30/06	Mar. 31/06	Dec. 31/05	Sept. 30/05	June 30/05	Mar. 31/05	Dec. 31/04	Sept. 30/04

Financial Information:
Net oil and gas revenue	$ 200,131	$ 166,941	$ 326,114	$ 287,082	$ 149,274	$ 206,044	$ 226,755	$ 163,410

Income (loss) from continuing
operations	$ (3,213,485)	$ 368,323	$ (158,974)	$ (4,609)	$ (741,216)	$ (771,886)	$ (470,909)	$ (213,735)
Net income (loss)	$ (3,213,485)	$ 368,323	$ (158,974)	$ (4,609)	$ (891,216)	$ 1,188,123	$ (548,854)	$ 89,198

Income (loss) from continuing
operations per share	$ (0.76)	$ 0.09	$ (0.04)	$ (0.001)	$ (0.18)	$ (0.19)	$ (0.12)	$ (0.05)
Net income (loss) per share	$ (0.76)	$ 0.09	$ (0.04)	$ (0.001)	$ (0.22)	$ 0.29	$ (0.14)	$ 0.02
Fully diluted net income
(loss) per share	$ (0.76)	$ 0.08	$ (0.04)	$ (0.001)	$ (0.22)	$ 0.26	$ (0.14)	$ 0.02

Operating Information:
Average Daily Production
Natural gas (mcf per day)	323	123	212	231	270	233	342	171
Natural gas liquids (bbls per day)	3	4	16	13	10	14	8	5
Crude oil (bbls per day)	10	15	11	11	13	14	16	1
Total (boe per day)	66	39	62	62	69	66	81	34

Average Commodity Prices
Natural gas ($/mcf)	$ 9.08	$ 8.71	$ 12.95	$ 9.73	$ 7.41	$ 7.97	$ 5.98	$ 6.07
Natural gas liquids ($/bbl)	$ 48.05	$ 48.17	$ 45.52	$ 47.01	$ 41.81	$ 32.67	$ 32.14	$ 37.95
Crude oil ($/bbl)	$ 67.01	$ 66.51	$ 67.28	$ 68.30	$ 65.76	$ 52.71	$ 42.19	$ 55.91
Total ($/boe)	$ 55.99	$ 57.30	$ 66.32	$ 57.67	$ 48.15	$ 45.68	$ 36.77	$ 37.29

Royalties
Natural gas ($/mcf)	$ 1.38	$ 1.74	$ 1.42	$ 0.98	$ 1.69	$ 1.18	$ 1.48	$ 1.77
Natural gas liquids ($/bbl)	$ 11.27	$ 12.88	$ 11.39	$ 10.84	$ 9.48	$ 10.03	$ 11.23	$ 19.83
Crude oil ($/bbl)	$ 9.68	$ 9.33	$ 8.61	$ 4.95	$ 8.55	$ 9.07	$ 6.07	$ 4.92
Total royalties ($/boe)	$ 9.08	$ 10.27	$ 9.38	$ 6.77	$ 9.75	$ 8.07	$ 8.58	$ 11.72

Production costs
Natural gas ($/mcf)	$ 3.28	$ 3.89	$ 3.15	$ 3.36	$ 2.80	$ 1.60	$ 4.27	$ 2.77
Natural gas liquids ($/bbl)	$ 8.22	$ 16.69	$ 7.34	$ 5.71	$ 7.28	$ 5.86	$ 5.71	$ 10.94
Crude oil ($/bbl)	$ 25.19	$ 26.35	$ 26.49	$ 24.07	$ 37.00	$ 21.12	$ 34.03	$ 35.82
Total production costs ($/boe)	$ 18.90	$ 23.84	$ 16.98	$ 17.81	$ 19.24	$ 10.99	$ 24.93	$ 16.52

Netback by Product
Natural gas ($/mcf)	$ 4.42	$ 3.08	$ 8.38	$ 5.39	$ 2.92	$ 5.19	$ 0.23	$ 1.53
Natural gas liquids ($/bbl)	$ 28.56	$ 18.60	$ 26.79	$ 30.46	$ 25.05	$ 16.78	$ 15.20	$ 7.18
Crude oil ($/bbl)	$ 32.14	$ 30.83	$ 32.18	$ 39.28	$ 20.21	$ 22.52	$ 2.09	$ 15.17
Netback ($/boe)	$ 28.01	$ 23.19	$ 39.96	$ 33.09	$ 19.16	$ 26.62	$ 3.26	$ 9.05

4

Net revenues from the Company’s oil and gas operations have generally increased over the past eight quarters due to general increases in production rates and commodity prices. Earnings have tended to recede during the fourth quarter of both fiscal 2006 and 2005 and during the third quarter of fiscal 2005 due to increased litigation expenditures related to the Oakwell Claim, the accrual of the Singapore Judgment and in the fourth quarter of 2006, a write down in the Company’s oil and gas properties. The expenditures and accruals related to the Oakwell Claim were tied to the timing of court hearings and decisions and do not represent a normal business trend.

Fourth Quarter FISCAL 2006

During the fourth quarter ended June 30, 2006 the Company’s net revenue was $200,131 versus $149,274 recorded in the fourth quarter ending June 30, 2005. This was primarily due to increased production from the Company’s acquisition of Sawn Lake and Great Northern Oil and commodity price increases.

During the fourth quarter ended June 30, 2006 the Company recorded a write down on its oil and gas properties of $2,568,030 and a write down of $193,461 on its portfolio of marketable securities.

During the fourth quarter ended June 30, 2005 the Company disposed of its interests in 10915 Newfoundland Limited and 11123 Newfoundland Limited for cash proceeds of $175,000. Both of 10915 Newfoundland Limited and 11123 Newfoundland Limited were inactive and their only assets were holdings in two properties located in Newfoundland and Labrador, Canada.

LIQUIDITY AND CAPITAL RESOURCES

Cash and cash equivalents as of June 30, 2006 was $67,315 compared to $5,286,315 at June 30, 2005. During the twelve month period ending June 30, 2006 the Company’s cash flows used from operating activities from continuing operations was $789,226 versus funds used from operating from continuing operating activities of $1,342,888 during the previous year.

Cash and cash equivalents as of June 30, 2005 was $5,286,315 compared 600,313 at June 30, 2004. During the twelve month period ending June 30, 2005 the Company’s cash flows used from operating activities from continuing operations was $1,342,888 versus cash flows used from operating activities from continuing operating activities of 1,871,961 during the previous year.

The Company expended $6,535,176 related to oil and gas assets during the twelve month period ended June 30, 2006 versus $1,001,743 during the previous twelve month period ending June 30, 2005. During the twelve month period ending June 30, 2006 the Company’s primary expenditures related to drilling and completion costs of $2,410,430 for the Buick Creek lands, British Columbia, and acquisition costs related to the Sawn Lake and Great Northern Oil of $2,351,608 and $2,150,212 respectively.

The Company also had net proceeds on disposition of marketable securities of $2,117,624 during the twelve month period ending June 30, 2006 versus purchases of $1,863,324 in the previous period.

Many of the changes in balance sheet accounts during fiscal 2005 are represented by the disposal of the Company’s Industrial & Offshore Division. These items have been reclassified as cash provided by discontinued operations. During the twelve month period ending June 30, 2005 the Company had net cash provided by discontinued operations of $5,968,814 versus cash used of $1,181,034 by the discontinued operations during the previous fiscal year. During the twelve month period ending June 30, 2005 the Company had proceeds of $8,111,989 on the disposal of M&M Engineering and used $2,375,728 from investing activities of discontinued operations. During the previous year the Company used $592,727 on discontinued operations. During the twelve month period ending June 30, 2005 the Company used $2,981,618 on financing activities of discontinued operations versus $54,910 for the previous year.

The Company has the resources to meet its present working capital requirements with the exception of the Oakwell Claim.

The Company's primary sources of liquidity and capital resources historically have been cash flows from the operations of oil and gas operations, the issuance of share capital, advances from shareholders and cash flows from discontinued operations. During fiscal 2006, it is expected that primary sources of liquidity and capital resources will be derived from the oil and gas operations. The Company also anticipates that it will eventually dispose of its interest in KGPL.

With respect to specific estimates that could have a material affect on future operations and cash flows.

Outlook and Prospective Capital Requirements.

The Company’s oil and gas operations have steadily increased since its inception in 2001. At present, the Company intends to apply cash to further develop its oil and gas properties. As part of the Company's oil and gas exploration and development program, management of the Company anticipates further expenditures to expand its existing portfolio of proved and probable oil and gas reserves. Amounts expended on future oil and gas exploration and development is dependent on the nature of future opportunities evaluated by the Company. These expenditures could be funded through cash held by the Company or through cash flow from operations. Any expenditure which exceeds available cash will be required to be funded by additional share capital or debt issued by the Company, or by other means. With respect to other potential expenditures of the Company see “Critical Accounting Estimates - Oakwell Claim” below.

Effective February 1, 2005 the Company divested of its interest in M&M for cash proceeds of $7,361,999. The Company retracted preferred shares of M&M for Cdn $1,000,000 cash. The Company also sold its interest in 10915 Newfoundland Limited and 11123 Newfoundland Limited for cash proceeds of $175,000.

The Company's long-term profitability will depend upon its ability to successfully implement its business plan. Also, if the Company is not successful in defending the enforceability of the Oakwell Claim in Canada, there will be a material and adverse impact on the Company’s financial position and operations may be curtailed.

TREND INFORMATION

Seasonality

The Company's oil and gas operations is not a seasonal business, but increased consumer demand or changes in supply in certain months of the year can influence the price of produced hydrocarbons, depending on the circumstances. Production from the Company's oil and gas properties is the primary determinant for the volume of sales during the year.

There are a number of trends that have been developing in the oil and gas industry during the past several years that appear to be shaping the near future of the business. The first trend is the volatility of commodity prices. Natural gas is a commodity influenced by factors within North America. The continued tight supply demand balance for natural gas is causing significant elasticity in pricing. Despite record drilling activity, a strong economy, weather, fuel switching and demand for electrical generation there still exists a tight supply causing prices to remain high.

Crude oil is influenced by the world economy and OPEC's ability to adjust supply to world demand. Recently crude oil prices have been kept high by political events causing disruptions in the supply of oil, and concern over potential supply disruptions triggered by unrest in the Middle East.

Political events trigger large fluctuations in price levels. The impact on the oil and gas industry from commodity price volatility is significant. During periods of high prices, producers generate sufficient cash flows to conduct active exploration programs without external capital. Increased commodity prices frequently translate into very busy periods for service suppliers triggering premium costs for their services. Purchasing land and properties similarly increase in price during these periods. During low commodity price periods, acquisition costs drop, as do internally generated funds to spend on exploration and development activities. With decreased demand, the prices charged by the various service suppliers also decline.

A second trend within the Canadian oil and gas industry is recent growth in the number of private and small junior oil and gas companies starting up business. These companies often have experienced management teams from previous industry organizations that have disappeared as a part of the ongoing industry consolidation. Many are able to raise capital and recruit well qualified personnel.

A third trend currently affecting the oil and gas industry is the impact on capital markets caused by investor uncertainty in the North American economy. The capital market volatility in Canada has also been affected by uncertainties surrounding the economic impact that the Kyoto Protocol will have on the sector. Generally during the past year, the economic recovery combined with increased commodity prices has caused an increase in new equity financings in the oil and gas industry. The Company must compete with the numerous new companies and their new management teams and development plans in its access to capital. The competitive nature of the oil and gas industry will cause opportunities for equity financings to be selective. Some companies will have to rely on internally generated funds to conduct their exploration and developmental programs.

TABABULAR DISCLOSURE OF CONTRACTUAL OBLIGATIONS

Below is a listing of contractual commitments for future payments for the Company by fiscal year to 2011:
Schedule of Contractual Obligations (CDN $)
June 30, 2006
	Less than 1 year	1-3 years	3-5 years	more than 5 years

Operating leases	$7,404	$8,100	$ -	$ -
Debt interest and principal repayments	$38,182	$86,515	$104,053	$ -
	$45,586	$94,615	$104,053	$ -

Critical Accounting Policies and Estimates and Newly Adopted Accounting Policies

The Company's significant accounting policies, estimates and changes to accounting policies are also described in the Notes to the audited Consolidated Financial Statements for the fiscal years ended June 30, 2006, 2005, 2004. It is increasingly important to understand that the application of generally accepted accounting principles involves certain assumptions, judgments and estimates that affect reported amounts of assets, liabilities, revenues and expenses. The application of principles can cause varying results from company to company.

The most significant accounting policies that impact the Company relate to oil and gas accounting and reserve estimates, future income tax assets and liabilities, and stock based compensation.

The most significant accounting estimates that impact the Company and its subsidiaries relate to the Oakwell Claim, the valuation of the Company's investment in KGPL and the valuation of the convertible debenture of face value CDN $200,00.

During fiscal 2005 the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments. The only new accounting policy that was adopted by the Company during the 2004 fiscal year was a new accounting policy guideline for oil and gas accounting according to the new Canadian Institute of Chartered Accountants (“CICA”) Handbook guideline ACG-16.

Critical Accounting Policies

Oil and gas accounting and reserve estimates. The Company follows the full cost method of accounting for oil and gas operations under which all costs of exploring for and developing oil and gas reserves are initially capitalized. Such costs include land acquisition costs, geological and geophysical costs, carrying charges on non-producing properties, costs of drilling and overhead charges directly related to acquisition and exploration activities.

Under the full cost method all of the costs noted above are capitalized, together with the costs of production equipment, and are depleted on the unit-of-production method based on the estimated gross proved reserves. Petroleum products and reserves are converted to equivalent units of natural gas at 6,000 cubic feet to 1 barrel of oil.

Under the full cost method costs of acquiring and evaluating unproved properties are initially excluded from depletion calculations. These unevaluated properties are assessed periodically to ascertain whether impairment in value has occurred. When reserves are identified as “proven” by independent engineers, or the property is considered to be impaired, then the cost of the property or the amount of the impairment is added to costs subject to depletion calculations. Impaired assets that are added to the depletion pool are not written down, instead they are amortized over the life of the other oil and gas properties.

Proceeds from the sale of petroleum and natural gas properties are applied against capitalized costs, with no gain or loss recognized, unless such a sale would significantly alter the rate of depletion. Alberta Royalty Tax Credits are net against royalty costs.

In applying the full cost method, under Canadian GAAP, the Company performs a ceiling test which restricts the capitalized costs less accumulated depletion and amortization from exceeding an amount equal to the estimated fair market value undiscounted value of future net revenues from proved and probable oil and gas reserves, as determined by independent engineers, based on sales prices achievable under forecast prices existing contracts and posted average reference prices in effect at the end of the year and forecast current costs, and after deducting estimated future general and administrative expenses, production related expenses, financing costs, future site restoration costs and income taxes. For calculating the fair value the company utilizes a 10% discount factor.

As part of the ceiling test the Company also assesses the recoverability of the net book value of the investment in oil and gas properties against the undiscounted value of cash flows of proved reserves. The cash flows of proved reserves are derived from revenues from proved oil and gas reserves, as determined by independent engineers.

Future Income Tax Assets and Liabilities. The Company uses the asset and liability method of accounting for income taxes. Under this method, future income tax assets and liabilities are determined based on differences between the financial statement carrying amounts and their respective income tax bases (temporary differences). Management regularly reviews its tax assets for recoverability and establishes a valuation allowance based on (i) historical taxable income; (ii) projected future taxable income; and (iii) the accounting treatment reflected in Note 9 of the Company’s Audited Consolidated Financial Statements. As a result of the Sawn Lake and Great Northern Oil acquisitions the Company recorded future tax liabilities of $859,798 and $656,683 respectively for a total liability due to a temporary timing differences of $1,516,481. As of June 30, 2006 the Company had $7,380,712 of non-capital losses, Cumulative Canadian oil and gas property expenses of $11,545,106 and capital losses of $10,594,718.

Stock based compensation. The Company has established a stock option plan (the "Plan") for directors, officers, employees, consultants and service providers. During 2005, the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments. The primary difference between this new accounting policy and the former policy is that the company calculates the fair value of stock options issued to directors and employees. The Company has chosen to adopt the recommendation prospectively.

As a result of adopting the new accounting policy the Company records compensation expense on all stock options granted. The fair value is recorded at their fair value at date of issuance and the amount is estimated using the Black-Scholes Option Pricing Model. During fiscal 2006 the Company recorded $3,736 of compensation expense related to the issuance of stock options and during fiscal 2005 the Company recorded $149,109 of compensation expense related to the issuance of stock options.

Critical Accounting Estimates

Oakwell Claim.

In March 1997, Oakwell Engineering Limited (“Oakwell”) and the Andhra Pradesh State Electricity Board (”APSEB”) executed two identical Power Purchase Agreements (“PPAs”) providing for Oakwell to build, own and operate two identical 100 MW net capacity diesel generator barge mounted power plants, fueled by furnace oil (total 200 MW net capacity) and sell electricity to APSEB on a take-or-pay basis for 15 years (the Project). In June 1997, the Company and Oakwell formed an 87.5% - 12.5% joint venture and then incorporated an Indian company, EOPL (now known as KGPL), to implement the provisions of the PPAs. Disputes rose between the Company and Oakwell regarding the time taken to obtain financing for the Project and a Settlement Agreement was reached in December 1998 under which Oakwell sold the Company all of Oakwell's interest in the PPAs and in EOPL.

In July 2002, Oakwell claimed the Company was in breach of the Settlement Agreement over the same issue settled by the Settlement Agreement and in August 2002 the Company was named as a defendant in the High Court of Singapore, in the matter of Oakwell vs. the Company, Suit No. 997 of 2002/V. On October 16, 2003 the High Court of Singapore ordered the Company to pay Oakwell US $5,657,000 (approximately CDN $6,933,219 at June 30, 2005) plus costs (the “Judgment”). On November 13, 2003 the Company appealed the Judgment to the Court of Appeal of the Republic of Singapore (Civil Appeal No. 129 of 2003/Y). That Court, which is the final Court of Appeal for Singapore, dismissed the appeal from the bench on April 27, 2004.

On June 21, 2004, Oakwell filed an Application with the Ontario Superior Court of Justice seeking an order recognizing and enforcing the Judgment in Ontario (Court File No.04-CV-271121 CM3). On August 30, 2004, the Company filed an Application with the Ontario Superior Court of Justice for a declaration that the Judgment cannot be recognized and enforced in the Province of Ontario (Court File No.04-CV-274860 CM2) on the basis that Singapore does not adhere to the Rule of Law and that the Singapore litigation did not provide the Company with an independent and impartial judiciary and accordingly could not be given the full faith and credit of the Canadian courts. The Applications were heard on December 6-9, 2004 before the Honourable Mr. Justice Day.

On January 10, 2005, after the Company publicly announced its intention to sell its engineering and offshore subsidiary, M&M, Oakwell brought a motion in the Ontario proceedings seeking to prevent the Company from disposing of or encumbering assets equal to the Canadian dollar equivalent of the Judgment from the proceeds of the sale of M&M. On January 27, 2005, that motion was withdrawn and the Company agreed to provide Oakwell with 5 days notice before execution of any transaction or series of related transactions exceeding $2.4 million from the proceeds from the sale of M&M Engineering Limited.

On June 27, 2005 Justice Day released his decision, in which he granted Oakwell's Application with costs, and dismissed the Company's Application. The formal Order granting recognition and enforcement to the Judgment was issued August 2, 2005.

On July 13, 2005, the Company filed a Notice of Appeal with respect to Justice Day's decision with the Court of Appeal for the Province of Ontario (“Court of Appeal”) (Court of Appeal File Number C43898). The appeal was heard April 10, 2006. On June 9, 2006 the Court of Appeal rendered its decision, dismissing the Company's appeal with costs.

On July 18, 2006 the Company brought a motion before the Court of Appeal (Court of Appeal File Number: M33962) seeking a stay of execution of the decision of the Court of Appeal pending the Company’s application to the Supreme Court of Canada for leave to appeal, and, should leave be granted, the appeal itself. On July 28, 2006 the Court of Appeal granted the Company's motion for a stay of execution on the condition that the Company pay $1,500,000 into Court on or before September 8, 2006. The Company paid this amount into Court on September 7, 2006.

On September 8, 2006 the Company filed its application for leave to appeal to the Supreme Court of Canada (Supreme Court of Canada Court File Number: 31620). The Supreme Court of Canada will only grant leave if it is persuaded that the case raises issues of public importance.  The Court's decision on the leave application is not expected until late 2006 or early 2007.

On January 12, 2005, Oakwell filed an Execution Petition before the Hon’ble High Court of Delhi, India (“Delhi Court”) which was served on February 14, 2005 against the Company for enforcement of the Singapore Judgment in India against certain assets of the Company alleged located in India (Execution Petition No. 22/2005) and an application for interim relief seeking attachment of certain assets of the Company including its Konaseema Gas Power Limited (“KGPL”) shares.

On May 23, 2005, the Delhi High Court ordered that if VBC Ferro Alloys Ltd. (“VBC”) purchases the Company’s KGPL shares the sale proceeds shall be kept in India and on September 9, 2005 the Delhi Court further ordered that if the Company receives any payments from VBC from the sale of it’s KGPL shares, then the proceeds shall be deposited in the Company’s account held in a Public Sector Bank in India or invested only in Government of India securities until the disposal of Oakwell’s Execution Petition. This order became infructuous upon the Company withdrawing its Execution Petition against VBC and not otherwise receiving any payment from VBC by way of sale of KGPL shares.

On August 29, 2006 the Delhi Court dismissed the objections filed by the Company (Execution Application No. 385/2005) as to the maintainability of the Execution Petition and questioning the Jurisdiction of Delhi Court. The Company filed a Review Petition (Execution Application 474/2006) and a Stay Petition (Execution Application 475/2006) against the Order of August 29, 2006 and a hearing is scheduled for October 13, 2006.

On September 07, 2006 Oakwell filed (Execution Application 482/2006) for interim relief, seeking restraint on the disposal of the Company’s KGPL shares and other assets. On September 18, 2006 the Delhi Court ordered that until October 3, 2006 the date of next hearing, the Company shall not deal with, transfer or alienate the KGPL shares or other assets.

The Execution Petition and related applications are ongoing.

A provision of CDN $7,686,971 at June 30, 2006 has been made to the Company’s financial statements in relation to the Judgment. If the Judgment is ultimately enforced in Canada, the Company’s financial condition would be materially and adversely affected.

The following sensitivity analysis measures the affect on future cash flows and profitability given a 10% increase or decrease in exchange rates. The sensitivity also measures the affect on future cash flows and profitability given future court rulings result in full settlement, a 50% settlement and an outright declaration that the Singapore judgment is unenforceable in Canada.

Sensitivity Analysis of Oakwell Claim	Valuation	Affect on Net Income - increase (decrease)	Effect on Future Cash Flow - future payment
Base case - Full payment of balance sheet estimate	$ 7,686,971	$ -	$(7,686,971)

10% appreciation in Canadian currency	7,017,887	669,084	(7,017,887)

10% depreciation in Canadian currency	8,422,963	(735,992)	(8,422,963)

Settlement for 50% of value with Oakwell	3,843,485	3,843,485	(3,843,485)

Oakwell Claim found unenforceable	$ -	$ 7,686,971	$ -

Assuming the full amount is payable and foreign currency rates remain stable then future net income would not be affected whereas future net cash of $7,686,971 would be paid. Assuming a 10% appreciation in the Canadian currency then future net income would increase by $669,084 and the future cash outlay would be $7,017,887. Assuming 10% depreciation in the Canadian currency then future net income would decrease by $735,992 and the future cash outlay would be $8,422,963. Assuming the Company is able to settle with Oakwell for 50% of the amount accrued at the year ending June 30, 2005 then future net income would increase by $3,843,485 and the future cash outlay would be $3,843,485 and finally assuming the Oakwell Claim is unenforceable in Canada then the affect on future net income would be an increase of $7,686,971 and there will be no future outlay of cash resources.

HB Capital contingent liability. A statement of claim has been filed in the Supreme Court of Newfoundland and Labrador, Trial Division, Suit # 1998 St. J. No. 3233 against the Company by a former financial adviser alleging breach of contract. The plaintiff has claimed for special damages in the amount of approximately $230,000 (US $184,197) and a success fee equal to 1% of the gross debt/equity financing of the Andhra Pradesh project less up to 20% of any corporate contributions to the project by the Company or its affiliates. Management believes that the claim is without merit and has filed a counter claim. No correspondence or activity has occurred since 2000 and management believes that the plaintiff has abandoned the litigation. No provision has been made in the Company’s Audited Consolidated Financial Statements for this claim.

The Company estimates the range of liability related to pending litigation where the amount and range of loss can be estimated. Where there is a range of loss, the Company records the minimum estimated liability related to those claims. As additional information becomes available, we assess the potential liability related to our pending litigation and revise our estimates accordingly. Revisions of our estimates of the potential liability could materially impact our results of future operations. If the final outcome of such litigation and contingencies differ adversely from those currently expected, it would result in a charge to earnings when determined.

Valuation of the Company's Investment in KGPL. As of June 30, 2006 the Company owns 11,848,200 common shares, par value Indian Rupee (“INR”) 10 (the "KGPL Shares") in Konaseema Gas Power Limited (“KGPL”) formerly known as Konaseema EPS Oakwell Power Limited.

Pursuant to an Arbitration Agreement between the Company and VBC, the parent company of KGPL, an Arbitration Award was passed on October 11, 2003 by Hon’ble Arbitral Tribunal, India (the “Award”) requiring as follows (i) VBC transfer an additional 500,000 shares in KGPL to the Company, at no cost and (ii) VBC to buy the original KGPL Shares for INR 113,482,000 on or before the earlier of: (a) 60 days after the first disbursal of funds on financial closure for the KGPL Project, and, (b) in any event no later than March 31, 2004. Further, the Company may, upon written notice to VBC, require that VBC purchase, and VBC is then required to buy, an additional 500,000 shares of KGPL at a par value of INR 5,000,000 on or before the same dates. If VBC does not buy the 11,348,200 KGPL Shares before March 31, 2004 then VBC is liable to pay the Company interest at 12% per annum on the value of the unredeemed shares from March 31, 2004 to the date of actual payment thereof.

On February 28, 2004 the Company provided written notice to VBC to purchase 11,348,200 KGPL Shares held by the Company. VBC raised a dispute regarding the purchase of the KGPL Shares and the Company commenced legal proceedings against VBC.

Execution Petition

On June 24, 2004 the Company filed an Execution Petition against VBC in the Court of the Chief Judge, City Civil Court, Hyderabad, India (“City Civil Court”) to enforce the Award (Execution Petition No. 46/2004).

In February, 2006, the Company advanced INR 5,000,000 (approximately CDN $134,850) to VBC as consideration for the Company acquiring the additional 500,000 shares of KGPL described in the Award.

The Company filed an application to withdraw its Petition against VBC and on June 9th, 2006 the City Civil Court, ordered that the Execution Petition be dismissed as withdrawn.

On August 6, 2006 the Company and VBC executed a Joint Memo for full satisfaction of the Award passed on October 11, 2003 stipulating as follows; (i) the Company waive the obligation that VBC purchase 11,348,200 KGPL shares and that the Company will retain its 11,348,200 KGPL shares; (ii) the Company and VBC comply with an order of Reserve Bank of India, such that the Company acquires the allotment of 500,000 KGPL shares rather than having such shares allotted at no cost, (iii) VBC acknowledge the right of the Company to purchase, on payment KGPL shares from VBC and/or its group companies at INR 10 per share free and clear of all claims, demand and encumbrances of any nature and kind; (iv) the Company waive payment of all unpaid interest by VBC under the Award,; (v) the Company, VBC and KGPL mutually undertake and agree to release each other against all and any claims, demand, assertions, petitions, decrees and litigation whatsoever that arose or may hereinafter arise in connection with any agreements, arrangements and understandings and agree that neither party will make any claims or demands against each other.

Pursuant to the Joint Memo, the Company acquired the 500,000 equity shares in KGPL previously allotted for no consideration under the Award by paying INR 5,000,000 (approximately CDN $134,850 in February 2006) and the Company subscribed for a further 500,000 additional equity shares in KGPL at par value INR 5,000,000 (approximately CDN $121,750 in August 2006). As of the date of this Management Discussion and Analysis, the Company owns 12,348,200 KGPL Shares.

As a result of the Joint Memo, the Company filed a fresh Execution Petition in the City Civil Court for such court to record and accept the Joint Memo as full satisfaction of the Award as agreed to by the Company and VBC. The fresh Execution Petition has been listed for disposal by the City Civil Court on October 24, 2006.

Company Petition
On November 30, 2004 the Company filed a Company Petition against VBC in the High Court of Judicature of Andhra Pradesh, India (Company Petition No. 199/2004) to pass an order for the winding up of VBC under the provisions of the Companies Act, 1956 (India). Subsequently the Company withdrew the Company Petition on 16th February 2006, which ended these proceedings.

The Company estimates that the carrying amounts of the investment in KGPL will be fully recovered. The actual recoverable amount is dependent upon future events including foreign exchange fluctuations. The amount actually recovered could differ materially from the amount estimated by management.

On September 8, 2004 and November 17, 2004 the Company received interest payments from VBC net of India tax for the period March 31, 2004 to June 30, 2004 and July 1, 2004 to September 30, 2004 in the amount of CDN $84,142 (US $62,800) and CDN $76,366 (US $63,990) respectively.

The investment in KGPL is recorded at the lower of cost or fair market value amount of CDN $3,107,782 at June 30, 2006). Management of the Company assessed the fair market value based on (i) the number of the shares, (ii) an assessment KGPL’s financial statements, (iii) financial closure of the KGPL project, (iv) prospects for a future public offering of securities and comparison to recent offerings from other power projects in India, (v) the pending legal proceedings, and (vi) the likelihood and timing of eventual sale of the underlying shares. The actual recoverable amount is dependent upon future events including foreign exchange fluctuations and could differ materially from the amount estimated by management.

Valuation of Convertible Debenture. On May 31, 2006 the Company issued two convertible debentures with a face value of $100,000 each. The debentures carry an interest rate of 5% and are payable in quarterly installments of interest and principal. The debentures mature on November 30, 2011.

The principal and interest is repayable in cash or common shares at the option of the Company for the first two years. For the subsequent two year period the principal and interest is payable in cash or common shares at the option of the holder. The Company may repay the debentures 30 days after providing written notice. Prepayment may be made without penalty.

Under the terms of the debenture the price per share is calculated as the weighted average closing price for the 10 trading days preceding the payment date where such closing price does not exceed $2.60 per common share or diminish lower than $1.50 per share.

The holder of the debenture may convert into equity capital of the Company at their option after 10 days written notice to the Company. The outstanding principal and interest is then converted into equivalent Units consisting of one common share and one purchase warrant with a three year life equal to 115% of the Conversion Price. The Conversion Price is equal to 75% of the market price which is defined as the 10 day weighted average closing price but not higher than $2.60 or lower than $1.50.

Additionally there is an option for both the Company and the holders to reset the market range for the conversion feature.

1)	The holder has the option to reset the market range on a one time basis by reducing the minimum price per common share to no lesser than $0.75 if the market price remains below $1.50 for 90 days.

2)	The Company has the option to reset the market range on a one time basis by increasing the maximum price per common share to no more than $3.25 if the market price remains above $2.60 for 90 days.

The following sensitivity analysis measures the affect on future share issuances assuming the debt is converted into equity of the Company. The table also measures the potential additional common shares issuable assuming the Company issues common shares as consideration to fund principal and interest payments.

Sensitivity Analysis of potential issuance of common shares on conversion of debenture	Common Shares Issued	Warrants Issuable	Conversion Price per Share	Strike Price per Warrant
Conversion of debt to units
Base case - Full payment of balance sheet estimate at the May 31, 2006 closing date	138,176	138,176	$ 1.45	$ 1.66

100% Increase in share value up to the maximum per the agreement	102,564	102,564	$ 1.95	$ 2.24

50% Decrease in share value up to the maximum per the agreement	177,778	177,778	$ 1.13	$ 1.29

100% Increase in share value and price reset To the maximum	82,051	82,051	$ 2.44	$ 2.80

50% Decrease in share value and price reset to the minimum	277,778	277,778	$ 0.72	$ 0.83

In the base case, the sensitivity assumes a stock price of Cdn$1.93 (the price on May 31, 2006 when the debenture was issued). Assuming the debenture is converted into units then the Company would issue 138,176 common shares and 138,176 common share purchase warrants. The warrants would be priced at $1.66 per share. Assuming the stock price was to increase by 100% then the Company would issue 102,564 common shares and 102,564 common share purchase warrants priced at $2.24 per warrant. Assuming the stock price was to decrease by 50% then the Company would issue 177,778 common shares and 177,778 common share purchase warrants priced at $1.29 per warrant. Assuming the stock price was to increase by 100% and the Company reset the market range then the Company would issue 82,051 common shares and 82,051 common share purchase warrants priced at $2.80 per warrant. Assuming the stock price was to decrease by 50% and the holder reset the market range then the Company would issue 277,778 common shares and 277,778 common share purchase warrants priced at $0.83 per warrant.

Instead of converting the debenture the holder may be paid its interest and principal payments in common shares in the Company. Assuming a stock price of $1.08 then during the life of the debenture the Company would issue 152,500 common shares priced at $1.50 per share over the life of the debenture. Assuming the market price increased 100% then the Company would issue 105,903 common shares priced at $2.16 per share over the life of the debenture. Assuming the market price decreased 50% then the Company would issue 152,500 common shares priced at $1.50 per share over the life of the debenture.

Newly Adopted Accounting Policies

Stock Based Compensation: During 2005, the Company adopted the recommendations of the new CICA Handbook Section 3870, stock-based compensation and other stock-based payments. The primary difference between this new accounting policy and the former policy is that the Company calculates the fair value of stock options issued to directors and employees. The Company has chosen to adopt the recommendation prospectively.

As a result of adopting the new accounting policy the Company records compensation expense on all stock options granted. The fair value is recorded at their fair value at date of issuance and the amount is estimated using the Black-Scholes Option Pricing Model.

Oil and gas accounting: During 2004, the Company adopted the recommendations of the new CICA Handbook guideline AcG-16. The primary difference related to this new accounting standard relates to the application of the ceiling test. Under the new standard the capitalized costs less accumulated depletion and amortization are restricted to the fair value of proved and probable reserves as opposed to the undiscounted value of proved reserves less general and administrative expenses, tax and financing costs. As a result of applying the new standards, management determined that a transitional impairment loss of $1,945,786 be recorded as at July 1, 2003. During the year ended June 30, 2006 the Company wrote down $2,692,748.

RELATED PARTY TRANSACTIONS

During the fiscal year ended June 30, 2006 and through the date of this Management Discussion & Analysis, the Company has entered into certain transactions with its directors, executive officers, or subsidiaries and their respective affiliates.

Transactions With Officers, Directors and Affiliates

For the fiscal year ended June 30, 2006 the Chairman and a director of the Company was awarded $95,000 as compensation for services rendered during the year.

Mr. Cassina a director of the Company is also a director of Geocan Energy Inc. The Company and Geocan Energy Inc., each have working interests in certain oil and gas properties.

For the fiscal the year ended June 30, 2006, the Company paid Chadha & Co., a company controlled by Namita Chadha who was appointed a director of EIPCL and is a daughter of Ramesh K. Naroola, a director of the Company, CDN$29,450 for services rendered on behalf of the Company. Ms. Chadha owns a 1.5% interest in EIPCL.

Mr. Ramesh K. Naroola, a director of the Company, owns a 1.5% interest in EIPCL.

The Company entered into an agreement with 1211115 Alberta Ltd., (“1211115”) and the shareholders of 1211115 to acquire all the issued and outstanding shares of 1211115. The Company has agreed to issue to the shareholders of 1211115 an aggregate of 1,850,001 units of EnerNorth ("Units"), each Unit comprised of one share of Common Stock with an attributed price of CDN $1.25 and one common share purchase warrant ("Warrant"), each Warrant entitling the holder to purchase one share of Common Stock at a price of CDN $1.40 for a period of three years from the date of issuance. The Company also agreed to issue a secured debenture to the debt holders of 1211115 in satisfaction of CDN $237,500of debt in 1211115 (the “Transaction”).

Under the terms of the agreement, 1211115 advanced CDN $650,000 to the Company (the "Advance") upon execution of the agreement, which amount is immediately repayable to 1211115 in the event the Transaction is not completed by October 2, 2006. If not repaid as required, the Advance is converted to a demand promissory note, the repayment of which is secured by the unencumbered assets of the Company. Furthermore in the event that the Transaction terminates at no fault of 1211115 or the shareholders of 1211115 then 650,000 compensation warrants, each compensation warrant entitling the holder to purchase one  share of Common Stock at a price of CDN $1.40 for a period of three years from the date of issuance, will be issued to the shareholders of 1211115.

James C. Cassina and Sandra J. Hall, directors of the Company, own 11.24% and 6.49%, respectively of the shares of 1211115. The Company’s Board formed an independent committee of disinterested directors to the Transaction to consider whether the transaction is in the best interests of the Company. The independent committee has concluded, on review of the Transaction, an independent engineering report on the reserves of 1211115, and a fairness opinion from an independent investment advisor, that the Company should complete the Proposed Transaction as it is in the best interest of the Company and improves its financial condition.

On August 11, 2006 the Company sold to CanPower its investment in 11,848,200 KGPL shares for INR 20 per share or an aggregate purchase price of INR 236,964,000 (CDN $5,760,595) satisfied by a promissory note to the Company which is due on demand, and bears interest at a rate of 5% per annum payable annually on the anniversary date of the promissory note.

On August 11, 2006, EPS Karnataka sold to CanPower 32,997 EIPCL shares for INR 10 per share or an aggregate purchase price of INR 329,970 (CDN $8,022) satisfied by a promissory note to the Company which is due on demand, and bears interest at a rate of 5% per annum payable annually on the anniversary date of the promissory note.

Other Information

The Company's public filings can be accessed and viewed through the Company's website, www.enernorth.com under the heading "Investor Relations", and by clicking on "Corporate Filings". A link to the Company's Canadian Securities Commissions filings, including the Company’s Annual Form 20F filed as its Annual Information Form, can be viewed via the System for Electronic Data Analysis and Retrieval (SEDAR) at www.sedar.com and the Company's United States Securities and Exchange Commission filings can be viewed through the Electronic Data Gathering Analysis and Retrieval System (EDGAR) at www.sec.gov.

4

Share Capital

Authorized:
Unlimited number of Common Shares, without par value
Unlimited number of Class A Preference Shares, Series I
Unlimited number of Class A Preference Shares, Series II

Issued
Common shares
	#	Consideration
Balance, as at June 30, 2005	4,059,009	$43,339,132
Exercise of common share purchase options	15,000	16,896
Issued pursuant to acquisition of Sawn Lake	103,212	225,000
Issued pursuant to acquisition of Great Northern Oil	94,788	200,002
Balance, as at June 30, 2006 and September 26, 2006	4,272,009	$43,781,030

Contributed Surplus
Value
Balance, as at June 30, 2005	149,109
Grant of options	3,736
Options exercised	(3,727)
Equity portion of convertible debenture issued pursuant to acquisition of Great Northern Oil	32,757
Balance, as at June 30, 2006	$181,875

Common share purchase options

Exercise	Expiry	2006	2005
Price	Date	#	#
US$0.75	February 28, 2010	585,000	600,000
US$1.77	July 15, 2008	15,000	-
Balance, as at June 30, 2006 and September 26, 2006		600,000	600,000

Of the options priced at US$1.77, 10,000 vest July 15, 2006 and 5,000 vest on July 15, 2007.